McAfee & Taft A Professional Corporation 10th Floor, Two Leadership Square 211 North Robinson, Oklahoma City, OK 73102-7103 (405) 235-9621, Fax (405) 235-0439	Jerry A. Warren Attorney At Law Writer Direct (405) 552-2224 Fax (405) 228-7424 jerry.warren@mcafeetaft.com

September 25, 2009

VIA EDGAR

Securities and Exchange Commission

Attn: Christian T. Sandoe, Senior Counsel

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	TXF Funds, Inc. File No.’s 333-156996 and 811-22270

Dear Mr. Sandoe:

On behalf of TXF Funds, Inc. (the “Company”), we are supplementing our responses to four comments received pursuant to the comment letter dated February 26, 2009 and pursuant to our telephone conversation at 10:00AM (Central Time) on Thursday, September 24, 2009. Revisions will be made to the definitive prospectus and statement of additional information of the Company to be filed pursuant to Section 497(c) of the Securities Act of 1933, as noted below.

PROSPECTUS:

1.         (Original Comment 4) The first sentence of the first paragraph states that the Fund will normally invest at least 90% of its total assets in stocks that comprise the Underlying Index. Please disclose in this section the market capitalization range of the Underlying Index and the average market capitalization of the securities included in the Underlying Index. We may have additional comments about the appropriateness of this index in the Fund's investment policy described above based on the market capitalization range and the average market capitalization of the Index that you provide to us. See Investment Company Act Release No. 24828 (January 17, 2001).

The following information will be added to the company’s definitive prospectus:

On June 30, 2009, the Underlying Index was composed of 73 companies whose market capitalizations ranged from approximately $2.2 Billion to $336 Billion and the average market capitalization of the companies comprising the Underlying Index was approximately $16 Billion.

Fund Management—Investment Advisor (Page 10)

2.         (Original Comment 7) Immediately following the second paragraph, please disclose that the factors considered by the Board in approving the Fund's investment advisory agreement will be available in the Fund's annual (or semi-annual) report, as applicable, and provide the periods covered by such annual (or semi-annual) report as required by Item 5(a)(1)(iii) of Form N-1A.

The following sentence will be added to the end of the second paragraph of the Company’s prospectus to be filed pursuant to Section 497 of the Securities Act of 1933:

A discussion regarding the basis for the Board of Directors’ approval of the Investment Advisory Agreement will be available in the fund’s annual report for the fiscal year ended December 31, 2009.

STATEMENT OF ADDITIONAL INFORMATION:

Management — Officers and Directors (Page 19)

3.         (Original Comment 11) The paragraphs following the Officers and Directors table describe a financial relationship between the parent of the Fund's Advisor and the Bank of Union, a company for which John Shelley, a disinterested director of the Fund, serves as CEO and Chairman of the Board. Please provide to us you legal analysis supporting your conclusion that Mr. Shelley is a disinterested director under Section 2  (a)(19) of the Investment Company Act. In addition, as Mike Braun is an officer of the Bank of Union, please provide a similar analysis for Mr. Braun.

Original Response

These paragraphs have been revised to read as follows:

John Shelley’s son, Michael Shelley, has been employed as an Investment Executive by Capital West Securities, Inc., an entity under common control with the Company and the Advisor, since July 2007.

The Geary Companies borrowed $5 million on August 9, 2007 to fund the purchase of Affinity Holding Corp, which owned 100% of Capital West Securities, Inc. and has since been dissolved. Three million dollars was obtained from The Bank of Union, of which John Shelley is CEO and Chairman of the Board and Mike Braun is the Executive Vice President and CFO. In October 2008, with the original $5 million reduced to $2.8 million, that amount was refinanced at The Bank of Union on a five year amortization with annual principal reduction due each February 28, and interest payable monthly. With the 2009 Principal payment already made, the outstanding amount is now $2.5 million, which is not considered by the Bank to be “material” based upon the size of the Bank’s total assets and total loan portfolios. At December 31, 2008, The Bank of Union held over $235 million of total assets with over $177 million in loans. The loan was 1.06% of The Bank of Union’s total assets and 1.41% of its total loan portfolio. The current stockholders’ equity of The Geary Companies is greater than $4 million. Thus, the Board of Directors has determined that the loan to The Geary Companies from The Bank of Union would not tend to impair either John Shelley’s or Mike Braun’s independence and would not cause either of them to place his own interest over the interest of the Fund’s shareholders.

Legal Analysis

Mr. John Shelley and Mr. Mike Braun do not meet any of the definitions of an interested person of the Fund under Section 2(a)(19):

i.	Neither director is an affiliated person of TXF Funds, Inc.
ii.	Neither director is a member of the immediate family of any natural person who is an affiliated person of TXF Funds, Inc.
iii.	Neither director is an interested person of any investment adviser of or principal underwriter for TXF Funds, Inc.
iv.	Neither director nor any partner or employee of either director has at any time acted as legal counsel for TXF Funds, Inc.
v.

Neither director nor any affiliated person of either director has, at any time during the 6-month period preceding the date of the determination of whether either director or affiliated person is an interested person, executed any portfolio transactions for, engaged in any principal transactions with, or distributed shares for--

I.	TXF Funds, Inc.;
II.	any other investment company having the same investment adviser as TXF Funds, Inc. or holding itself out to investors as a related company for purposes of investment or investor services; or
III.	any account over which TXF Funds, Inc.'s investment adviser has brokerage placement discretion,

vi.

Neither director nor any affiliated person of either director has, at any time during the 6-month period preceding the date of the determination of whether that person or affiliated person is an interested person, loaned money or other property to--

I.	TXF Funds, Inc.;
II.	any other investment company having the same investment adviser as TXF Funds, Inc. or holding itself out to investors as a related company for purposes of investment or investor services; or
III.	any account for which TXF Funds, Inc.'s investment adviser has borrowing authority,
vii.

Neither director is natural person whom the Commission by order shall have determined to be an interested person by reason of having had, at any time since the beginning of the last two completed fiscal years of TXF Funds, Inc., a material business or professional relationship with TXF Funds, Inc. or with the principal executive officer of TXF Funds, Inc. or with any other investment company having the same investment adviser or principal underwriter or with the principal executive officer of such other investment company.

Section 2(a)(19) does not define a “material business or professional relationship.” The legislative history, however, indicates that a business or professional relationship would be material if it “might tend to impair the independence of [a] director by providing incentives for the director to place his or her own interests over the interests of the investment company's shareholders.” Interpretive Matters Concerning Independent Directors of Investment Companies 64 FR 59877, 59879.

Neither of the Directors has had a business or professional relationship with TXF Funds, Inc. The Bank of Union had the relationship described above. As noted there, the Board of Directors of TXF Funds, Inc. determined that the loan was not “material” to the Bank and would not tend to impair the independence of either Mr. John Shelley or Mr. Mike Braun. In making that determination, the Board evaluated, among other things, the loan amount, the Bank’s total assets and loan portfolios, representation by the Bank that loan is not material and the directors’ responses to D & O Questionnaires.

Portfolio Transactions (Page 23)

4.         (Original Comment 14) The third sentence of the last paragraph states that because the Fund is an index fund, turnover will normally be less than for a mutual fund. Since numerous index funds are organized as open-end investment companies, which are also known as mutual funds (e.g., Vanguard 500 Index Fund), please revised or delete this sentence.

In the Company’s Statement of Additional Information to be filed pursuant to Section 497 of the Securities Act of 1933, this sentence will be revised to state that because the Fund is an index fund, the Fund’s portfolio turnover will normally be less than for an actively managed fund.

We greatly appreciate your help on this matter.

Sincerely,

/s/  Jerry A. Warren

Jerry A. Warren

JAW:ck

5